SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑               Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K
Yingli Green Energy Holding Company Limited is furnishing under the cover of Form 6-K:

Ex-99.1 Press Release dated May 28, 2008

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Zongwei Li
	Name:	Zongwei Li
	Title:	Chief Financial Officer

Date: May 29, 2008

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Exhibit 99.1
YINGLI GREEN ENERGY SIGNS A POLYSILICON
SUPPLY CONTRACT WITH SAILING
Baoding, China (May 28, 2008) — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has entered into a polysilicon supply contract with Sailing New Energy Resources Co., Ltd. (“Sailing”), a rising player in the polysilicon industry located in Chongqing, China. Under the terms of the contract, Sailing will supply polysilicon to Yingli Green Energy from the fourth quarter of 2008 through the end of 2010. The total amount of polysilicon to be supplied under this contract will allow Yingli Green Energy to produce a total of 160 MW to 200 MW of PV modules, subject to the production ramp-up schedule of Sailing and further negotiations between the two companies.
“We are delighted with the contract entered with Yingli Green Energy, a reputable player in the PV industry for its product quality and well-known brand name. This contract will further enhance Sailing’s position as one of the major suppliers of high purity polysilicon in China’s solar industry,” Mr. Xiang Xu, CEO of Sailing, commented.
“We are very confident in Sailing’s ability to produce high purity polysilicon with the proven refined Siemens method and their high quality production lines,” commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “This contract will further increase our visibility on polysilicon supply from 2008 to 2010.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including

Germany, Spain, Italy, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements in this press release include, among other things, the Company’s expectation of its production capacity expansion plans. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, + 86 312 3100502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson, + 1 480 614 3021
cgus@ChristensenIR.com
Christensen
Jung Chang, +852 2232 3973
jchang@ChristensenIR.com